Exhibit (d)(13)

The Lincoln National Life Insurance Company
ADVISORY FEE WITHDRAWALS ENDORSEMENT
This Endorsement is made a part of the entire Contract (the “Contract”) to which it is attached. Except as stated in this Endorsement, it is subject to all provisions of the Contract. In case of any conflict between the provisions of the Contract and this Endorsement, the provisions of this Endorsement will control. This Endorsement takes effect on the Contract Date shown in the Contract Specifications.

An Advisory Fee Withdrawal is the amount withdrawn from the Contract Value to satisfy the Owner’s obligation to pay a financial professional directly for his or her work pursuant to an advisory agreement. Advisory Fee Withdrawals will be subject to the Withdrawals and Surrender provisions of the Contract and for the Rider(s) defined below, except as described in this Endorsement.

This Endorsement describes:
(1)	the impact, if any, of an Advisory Fee Withdrawal on the Rider(s) defined below; and
(2)	the Annual Advisory Fee Percentage Limit.

Rider(s), for the purposes of this Endorsement, means any Index-Linked Variable Annuity Living Benefits Rider or Index- Linked Deferred Variable Annuity Living Benefits and Estate Lock Death Benefit Rider that may be attached to the Contract.

IMPACT OF ADVISORY FEE WITHDRAWALS ON RIDERS
Advisory Fee Withdrawals will impact the benefits and values provided for the Rider(s) defined in this Endorsement as follows:
(a)
If the Cumulative Advisory Fee Withdrawal Percentage is less than or equal to the Maximum Annual Advisory Fee Withdrawal Rate, the total amount withdrawn for Advisory Fee(s) will not be treated as a Withdrawal as described in the Rider(s) defined in this Endorsement; and

(b)
If the Cumulative Advisory Fee Withdrawal Percentage exceeds the Maximum Annual Advisory Fee Withdrawal Rate, the amount of the Advisory Fee(s) that resulted in the excess Cumulative Advisory Fee Withdrawal Percentage will be treated as an Excess Withdrawal as described in the Rider(s) defined in this Endorsement.

The Maximum Annual Advisory Fee Withdrawal Rate is shown in the Contract Specifications.

The Contract Value will be reduced by the amount of each Advisory Fee Withdrawal taken, regardless of the amount taken during the Contract Year.
MAXIMUM ANNUAL ADVISORY FEE WITHDRAWAL RATE. The Maximum Annual Advisory Fee Withdrawal Rate is the percentage of the Contract Value that We will use to determine if the amount withdrawn for Advisory Fee(s) will be treated as a Withdrawal as described in the Rider(s) defined in this Endorsement. We will declare, at Our discretion, the rate that applies to the Contract, subject to the Minimum Annual Advisory Fee Withdrawal Rate shown in the Contract Specifications.

We reserve the right to increase or decrease the Maximum Annual Advisory Fee Withdrawal Rate at any time upon advance Notice to the Owner. The rate that applies to the Contract will never be less than the Minimum Annual Advisory Fee Withdrawal Rate shown in the Contract Specifications.

If an Advisory Fee is withdrawn prior to the date We reduce the Maximum Annual Advisory Fee Withdrawal Rate currently in effect and such reduction would result in a rate less than the Minimum Annual Advisory Fee Withdrawal Rate shown in the Contract Specifications, the Maximum Annual Advisory Fee Withdrawal Rate that applies to the Contract will be the Minimum Annual Advisory Fee Withdrawal Rate.
ANNUAL ADVISORY FEE PERCENTAGE LIMIT. During any Contract Year, the Cumulative Advisory Fee Withdrawal Percentage may not exceed the Annual Advisory Fee Percentage Limit shown in the Contract Specifications.

TERMINATION OF THIS ENDORSEMENT
This Endorsement will terminate upon the date the Contract is terminated.